SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  _____.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  _____.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to Closure of Register of Members and Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises in respect of 2010 Final Dividend.

2	Announcement in relation to Proposed Amendments to Articles of Association.

3	Announcement in respect of Change of Executive Director and Executive Responsibilities.

4	Announcement in relation to Notice to Holders of the Convertible Bonds.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011	CHINA UNICOM (HONG KONG) LIMITED (Registrant)
	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CLOSURE OF REGISTER OF MEMBERS
AND
WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX
FOR NON-RESIDENT ENTERPRISES IN RESPECT OF
2010 FINAL DIVIDEND
China Unicom (Hong Kong) Limited (the “Company”) refers to the 2010 annual results announcement made by the Company on 29 March 2011 (the “2010 Annual Results Announcement”). This announcement also constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).
The board of directors of the Company (the “Board”) proposed to pay a final dividend of RMB0.08 per share (pre-tax) for the year ended 31 December 2010 (the “2010 Final Dividend”). The 2010 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on 24 May 2011.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 20 May 2011 to 24 May 2011 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Tuesday, 24 May 2011 (or any adjournment thereof) and (ii) the proposed 2010 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong by no later than 4:30 p.m. of 19 May 2011. The 2010 Final Dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those members registered in the Company’s register of members as at 24 May 2011 (the “Record Date”).

WITHHOLDING OF ENTERPRISE INCOME TAX
Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2010 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.
As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2010 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.
In respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.
Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2010 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 19 May 2011, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

IMPORTANT NOTICE
Investors should read this announcement carefully. If any investor would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary
Hong Kong, 29 March 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

Exhibit 2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
In view of the commencement of Part 6 of the Companies (Amendment) Ordinance 2010 relating to the use of electronic means or website for communications with shareholders of a company, the board of directors of China Unicom (Hong Kong) Limited (the “Company”) proposes that certain amendments be made to the relevant provisions of the articles of association of the Company (the “Articles”) relating to the use of electronic means and the Company’s website for communications with shareholders to conform to the amendments to the Companies Ordinance. A circular containing, among other things, details of the proposed amendments to the Articles will be despatched along with the notice of the AGM (as defined below) and the related form of proxy, to the shareholders of the Company (the “Shareholders”) as soon as practicable after the date of this announcement.
Pursuant to the Articles and applicable law, the proposed amendments to the Articles are subject to the approval of the Shareholders by way of special resolutions at the annual general meeting (“AGM”) to be held on 24 May 2011.

None of the Shareholders has a material interest in the proposed amendments to the Articles. Accordingly, none of the Shareholders are required to abstain from voting at the AGM on the resolution relating to such matter.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 29 March 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

Exhibit 3
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CHANGE OF EXECUTIVE DIRECTOR AND EXECUTIVE RESPONSIBILITIES
Resignation of Executive Director and Senior Vice Presidents
The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that Mr. Zuo Xunsheng (“Mr. Zuo”) has reached retirement age and will resign as an Executive Director and a Senior Vice President of the Company with effect from 30 March 2011. Mr. Zuo has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.
The Board further announces that Mr. Pei Aihua (“Mr. Pei”) and Mr. Zhao Jidong (“Mr. Zhao”) have also reached retirement age and each will resign as a Senior Vice President of the Company with effect from 30 March 2011.
The Board takes this opportunity to express its sincere gratitude to Mr. Zuo, Mr. Pei and Mr. Zhao for their valuable contributions to the Company.
Appointment of Executive Director
The Board is pleased to announce that Mr. Li Fushen (“Mr. Li”) has been appointed as an Executive Director of the Company with effect from 30 March 2011.

Mr. Li, aged 48, graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of China Network Communications Group Corporation (“Netcom Group”). Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007. Mr. Li has served as a Senior Vice President of the Company since February 2009. Mr. Li is a Vice President of China United Network Communications Group Company Limited (“Unicom Group”), as well as Director and Senior Vice President of China United Network Communications Corporation Limited (“CUCL”). Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.
Save as disclosed above, Mr. Li does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.
Mr. Li holds 723,840 share options of the Company. Save as disclosed above, Mr. Li does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Mr. Li has not entered into any service contract with the Company. The terms of services agreed between Mr. Li and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Li is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company.

As Executive Director of the Company, Mr. Li will receive a remuneration package including a basic annual salary of HK$900,000 plus housing allowance of HK$800,000, as well as discretionary bonus and discretionary grant of share options in the Company as may be recommended by the Remuneration Committee and determined by the Board with reference to his respective performance. His remuneration has been determined with reference to his respective duties and responsibilities in the Company, his respective experience and prevailing market conditions.
Save as disclosed above, there is no information in relation to the appointment of Mr. Li that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to his appointment that needs to be brought to the attention of the shareholders of the Company.
The Board would like to extend its warmest welcome to Mr. Li for his appointment to the Board.
Change of Executive Responsibilities
The Board further announces that as a result of an internal reallocation of management responsibilities, Mr. Tong Jilu (“Mr. Tong”, an Executive Director of the Company), will resign from his current position as the Chief Financial Officer of the Company and will be appointed as a Senior Vice President of the Company, each with effect from 30 March 2011. The role of Chief Financial Officer of the Company will be assumed by Mr. Li, who will resign from his current position as Senior Vice President of the Company, each with effect from 30 March 2011.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 29 March 2011
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

Exhibit 4
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for securities.
JOINT ANNOUNCEMENT
BILLION EXPRESS INVESTMENTS LIMITED
(the “Issuer”)
(incorporated in the British Virgin Islands with limited liability)
US$1,838,800,000
0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015
(the “Convertible Bonds”)
(Stock Code: 4326)
EXCHANGEABLE INTO ORDINARY SHARES OF
CHINA UNICOM (HONG KONG) LIMITED
UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY
(the “Guarantor”)
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS
Reference is made to the terms and conditions of the Convertible Bonds (the CB Terms and Conditions). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the CB Terms and Conditions.

The directors of the Issuer and the Guarantor jointly announce that on 29 March 2011 the Guarantor proposed to pay a final dividend of RMB0.08 per Share for the year ended 31 December 2010 (the 2010 Final Dividend) to the Shareholders, subject to approval of the Shareholders of the annual general meeting of the Guarantor to be held on 24 May 2011. The 2010 Final Dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those members registered in the Guarantor’s register of members (the Register of Members) as at 24 May 2011 (the Record Date).
As stipulated under Clause 6.4 of the Trust Deed, the Guarantor hereby gives notice to the holders of the Convertible Bonds of the closure of the Register of Members.
The Register of Members will be closed from 20 May 2011 to 24 May 2011, both days inclusive, for ascertaining the Shareholders’ entitlement to the 2010 Final Dividend. The Register of Members will be re-opened on 25 May 2011.
Holders of the Convertible Bonds who wish to exercise their Conversion Rights attaching to their Convertible Bonds so as to be entitled to the 2010 Final Dividend should lodge the properly completed and signed Conversion Notices with any Conversion Agent, together with the relevant Certificate and any amount required to be paid, in each case, in accordance with Condition 6(B) of the CB Terms and Conditions by close of ordinary business on 17 May 2011 in order to ensure sufficient time for registration as a Shareholder of the Guarantor by the Record Date.
Holders of the Convertible Bonds who submit Conversion Notices to any Conversion Agent after close of ordinary business on 17 May 2011 but before close of ordinary business on 24 May 2011 may not be registered as Shareholders by the Record Date, and therefore may not be entitled to the 2010 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2010 Final Dividend pursuant to Condition 6(B)(iii) of the CB Terms and Conditions.

Conversion Notices can only be submitted to a Conversion Agent during normal business hours of the Conversion Agent.

By Order of the Board	By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED	BILLION EXPRESS INVESTMENTS LIMITED
CHU KA YEE	CHU KA YEE
Company Secretary	Company Secretary
Hong Kong, 29 March 2011
As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Mr. Tong Jilu and Mr. Li Qiuhong.
As at the date of this notice, the board of directors of the China Unicom (Hong Kong) Limited comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin